UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March 2011

Commission File Number: 000-51694

IncrediMail Ltd. (Translation of registrant's name into English)
4 HaNechoshet St., Tel-Aviv, Israel 69710 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

IncrediMail Ltd.

Attached hereto as exhibit 99.1 is a consent of the registrant’s independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, Independent Auditors, to the incorporation by reference of their report, dated March 9, 2011 relating to the registrant’s financial statements, in certain of the Company’s registration statements, which replaces the consent filed as an exhibit to the registrant’s annual report on Form 20-F.

This Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-171781, 333-152010, 333-133968) and Registration Statement on Form F-3 (File No. 333-172722).

Exhibits

99.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, Independent Auditors

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, Incredimail Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IncrediMail Ltd.
By: Name: Title:	/s/ Yacov Kaufman Yacov Kaufman Chief Financial Officer

Date: March 10, 2011